FluoroPharma Medical, Inc.
8 Hillside Avenue, Suite 207
Montclair, New Jersey 07042

VIA EDGAR

January 13, 2014

Jeffrey P. Riedler Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Fluoropharma Medical, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed January 3, 2014
File No. 333-185643

Dear Mr. Riedler:

On behalf of Fluoropharma Medical, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comment issued in a letter dated January 10, 2014 (the “Staff’s Letter”) regarding the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “Form S-1”). Contemporaneously with this submission, we have filed an amended Form S-1 (the “Amended Form S-1”) reflecting the response of the Company below.  To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter as follows:

Comment Number	Comment and Response

Management
Compensation Discussion and Analysis, page 33

1.	Please update all of your executive compensation information to include compensation for the calendar year ended on December 31, 2013.

COMPANY RESPONSE: We have revised the Amended Form S-1 to update all of the Company’s executive compensation information to include compensation for the calendar year ended on December 31, 2013.

***

We hereby acknowledge that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention in connection with this filing.  Should you have any questions concerning any of the foregoing, please contact David J. Levine, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4923.

Sincerely,

/s/ Johan M. (Thijs) Spoor
Johan M. (Thijs) Spoor